Arrayit Corporation
524 East Weddell Drive
Sunnyvale CA 94089
USA
Phone (408) 744-1331
Fax (408) 744-1711
Website http://arrayit.com

January 13, 2011

Ms. Jeanne Bennett
United States Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:           Arrayit Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 31, 2010
File No. 001-16381

Dear Ms. Bennett,

Arrayit Corporation acknowledges receipt of the SEC’s letter and comments dated November 30, 2010.  We respectfully submit our responses below:

Item 1, Business, page 3

SEC Comment 1:  We note the first paragraphs on pages 3 and 25.  Given your disclosure on page 22 regarding penny stock restrictions, please do not claim in future filings the protection of safe harbors that are inapplicable.  Refer to Section 21E(b)(1)(C) of the Exchange Act and Section 27A(b)(1)(C) of the Securities Act.

Arrayit Response 1:  We will not claim in future filings the protection of safe harbors that are inapplicable, and will refer to Section 21E(b)(1)(C) of the Exchange Act and Section 27A(b)(1)(C) of the Securities Act.

SEC Comment 2:  Please provide us objective, independent support for each of the statements in your disclosure regarding the success of your business and technology, your status relative to that of your competitors and similar matters.  Your response should address, at a minimum, your statements that:

--You are a “leading edge” developer, have “earned respect as a leader” in your industries and have “proven expertise in three key areas,” as disclosed on page 3;

--Your technology has become “an industry standard for microarray manufacturing” and that you have been a “market driver for more than a decade”, as disclosed on page 4;

--Your substrates have been “adopted by major Life Science companies and are used industry wide”, as disclosed on page 6; and

--You are the most “highly recognized independent brand name in the microarray industry”, as disclosed on page 8.
--Please also support your statements on page 8 regarding the traffic your website receives on a daily and monthly basis.

Arrayit Response 2:  Arrayit Corporation’s President, Dr. Mark Schena, is an internationally recognized expert in microarray technology.  His CV is attached as Exhibit A, which outlines his professional experience in detail, including Memberships and Awards, Consulting and Corporate Collaborations, Research Presentations, Publications and Academic References.  This information is posted on Arrayit Corporation’s website:  http://www.arrayit.com/Corporate/Mark_Schena/Dr__Schena_CV/dr__schena_cv.html

The Scientist magazine in an article entitled “Foundations: The First Array”, dated August 25, 2003, recognized Dr. Schena’s 1995 publication in Science magazine as the most highly cited paper in microarray technology, and Dr. Schena’s 1996 publication in Proceeds of the National Academy of Sciences as the second most highly cited paper in microarray technology.  Copies of the Foundations article and The Microarray Family Tree are attached as Exhibits B and C respectively.

Dr. Schena wrote the first comprehensive textbook on microarray technology, entitled “Microarray Analysis” and published by Wiley-Liss in 2003.  A copy of the book cover and comprehensive table of contents is attached as Exhibit D.

Genetic Engineering News requested photos of Arrayit Corporation’s patented microarray printing technology for the cover of their October 15, 2006 edition to represent the industry standard for microarray manufacturing.  A copy of the article is attached as Exhibit E.

In June 2003, Signet Research Inc. acknowledged Arrayit’s outstanding brand recognition against all other microarray advertisers in PharmaGenomics magazine.  Among Arrayit’s competitors for this award were Affymetrix, Perkin-Elmer, Bio-Rad Laboratories and other companies.  A copy of the award is attached as Exhibit F.

Arrayit Corporation was invited to participate in the U.S. Food and Drug Administration’s MAQC (Microarray Quality Control) Project to set the standards for microarray technology.  A copy of the list of participating organizations from the FDA website is attached as Exhibit G.

Todd Martinsky, Executive Vice President of Arrayit Corporation, was invited to contribute to the United States Pharmacopeia standards for microarray technology.  A copy of the award recognizing his contribution is attached as Exhibit H.

Mr. Martinsky also authored Chapter 10, Printing Methods, in Dr. Robert Mattson’s book Microarray Methods and Protocols, published by CRC Press in 2009.  A copy of the book cover and table of contents for Chapter 10 are attached as Exhibit I.

Arrayit Corporation produces an annual catalog which outlines the microarray tools and components, and custom printing and analysis services regularly provided by the company to the microarray industry.  We will provide a copy of the catalog to the Commission upon request.  An independent ProteoMonitor article regarding Arrayit’s upcoming OvaDx ovarian cancer diagnostic microarray, dated January 8, 2010, as well as an independent BioArray News article dated August 24, 2010 published by GenomeWeb regarding Arrayit Corporation’s new products to watch, provide third party verification.  Copies of these articles are attached as Exhibits J and K, respectively.

According to Google Scholar on December 6, 2010, Arrayit and TeleChem are cited in approximately 4,080 microarray publications, showing that Arrayit’s products are widely adopted by the microarray industry.  Please refer to Exhibit L attached.

Exhibit M is a summary of the daily and monthly traffic to the company’s website, which supports our statements on page 8.

SEC Comment 3:  Please ensure your business discussion complies with the requirements of item 101(h) of Regulation S-K.  For example, with a view toward disclosure, please tell us:

--the sources of your raw materials as required by Item 101(h)(4)(v), and the nature of the raw materials they supply and the arrangements under which they supply those materials, and

--the duration and affect of your patents mentioned on page 5.

Arrayit Response 3:

In preparing the business discussion for the 2010 report on Form 10K we will ensure our discussion complies with the requirements of item 101(h) of Regulation S-K.

Facilities, page 8

SEC Comment 4:  Please file your material leases as exhibits or tell us why they are not required to be filed by Regulation S-K Item 601.

Arrayit Response 4:

Management concluded that none of the leases were material with respect to the operations of the company as they amount to only $150,000 out of total operating expenses of $6,916,103 [2%].  In addition, the premises lease expires on November 12, 2012.

Item 1A, Risk Factors, page 9

SEC Comment 5:  We note your disclosure at the top of page 24 regarding the shares “improperly issued without registration”.  With a view towards disclosure in an appropriate section of your document, please provide us your analysis of the risks or liability under the Securities Act based on this transaction, and if so, the nature of the potential liability.  Include in your response any steps you have taken regarding this transaction and whether the referenced shares are still outstanding.

Arrayit Response 5:

On March 19, 2009 the Company reverse-split its common shares in the ratio of one for thirty shares.   In a limited number of circumstances, the transfer agent inadvertently replaced old pre split share certificates with new post split certificates for the same amount instead of one-thirtieth of the number of shares.   The resulting new issuance of 190,770 shares was not covered by a registration statement and the shares were issued without reliance upon the exemptions in Section 4 of the Securities Act.

As soon as the Company became aware of the situation the Company conducted informal discussions with the Commission Staff.  Although the Company is aware that The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, the Company understood from the Staff that full disclosure would be sufficient, and accordingly made full disclosure in its filings with the Commission.  The Company concluded that in light of the inadvertence of the issuance by the Transfer Agent and the relatively small number of shares, the liability under the Securities Act was not material.

At the time of issuance of the shares we concluded that there was a risk that the Secretary of State for Nevada could deem the shares to be improperly issued as their issuance caused the number of shares outstanding to be in excess of the authorized share capital.  With the subsequent increase in authorized share capital this is no longer a risk.   There was an additional risk that a shareholder may have concluded that a small number of shareholders had been unduly enriched and could commence an action.   We are unable to determine what liability if any the Company might incur in this regard.

We endeavored to have the Transfer Agent recover the shares, but after careful investigation it was determined that is was not practical as the excess shares had already been sold into the market.  The shares are outstanding and have been reflected as issued and outstanding in our filings and records.

Price Range of Common Stock, page 23

SEC Comment 6:  Please reconcile your disclosure below the chart and on the cover page regarding the number of shares outstanding as of March 26, 2010.

Arrayit Response 6:

The cover page figures were correct.   The text below the chart on page 23 should have read: “As of March 26, 2010, we had 22,706,045 shares of common …”.

Common Stock, page 23

SEC Comment 7:  Please reconcile the last sentence on page 23 with the first two sentences on page 24.

Arrayit Response 7:

Once the authorized share capital was increased, the Company determined that under Corporate Law the shares were validly issued, fully paid and non-assessable.  The footnote refers to status under Corporate Law and not Securities Law.

Item 7.  Management’s Discussion and Analysis, page 25

Liquidity and Capital Resources, page 29

SEC Comment 8:  Please tell us and revise future filings to provide disclosure regarding the impact and material terms of the credit facility mentioned in the second risk factor on page 16 and its restrictive covenants on your liquidity.  Also, please file this agreement as an exhibit.

Arrayit Response 8:

Pursuant to an agreement dated July 5, 2007, the Company has sold some of its Accounts Receivable to a financial institution with full recourse.  The financial institution retains a 15% portion of the proceeds from the receivable sales as reserves, which are released to the Company as the Receivables are collected.  The maximum commitment under this facility is $450,000, and is limited to receivables that are less than 31 days outstanding. The facility bears interest at prime plus 7% currently 18.50% at December 31, 2009, and is secured by an unconditional guarantee of the Company and a first charge against the Accounts Receivable.  At December 31, 2009, the balance outstanding under the recourse contracts was $259,476 net of a hold back reserve of $4,715 (2008 – $385,639 net of a hold back reserve of $79,742).   Because of the Company’s credit policies, repossession losses and refunds in the event of default have not been significant and losses under the present recourse obligations are not expected to be significant.  It is at least reasonably possible that the Company’s estimate will change within the near term.

The Company’s $450,000 revolving credit facility contains a number of customary restrictive covenants imposing operating and financial restrictions on the Company, including restrictions that limit our ability to engage in acts that may be in our long-term best interests. These covenants include, among others, limitations (and in some cases, prohibitions) that, directly or indirectly, restrict our ability to:

•	Incur liens or additional indebtedness;

•	Engage in mergers, reorganize, form subsidiary companies and other fundamental changes;

•	Offer sales terms in excess of 30 days

•	Change Financial institutions; and

•	Make advances to employees

The operating restrictions and financial covenants in our credit agreement do, and any future financing agreements may, limit our ability to finance future operations or capital needs or to engage in other business activities. Our ability to comply with any financial covenants could be materially affected by events beyond our control, and there can be no assurance that we will satisfy any such requirements. If we fail to comply with these covenants, we may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce our expenditures. We may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on terms favorable to us.

SEC Comment 9:  Please tell us and revise future filings to clarify the material terms of your accounts payable.  For example, are they due on demand?

Arrayit Response 9:

Trade vendors typically provide the Company with 30 day terms.   Professional advisors render services on thirty day terms but have allowed the Company to defer payment beyond the terms of service.

SEC Comment 10:  We note your disclosure here that you have been “frustrated” in your ability to raise capital.  We note similar statements in your subsequently filed Form 10-Qs.  Please tell us and revise future filings to discuss the material impediments to you accessing needed capital.

Arrayit Response 10:

We are unaware of the reasons why we have been unable to obtain financing on acceptable terms at a time that others in our industry have received financing.  Accordingly we do not know of any impediments to accessing needed capital; we only know that we have not achieved our goals in this regard.   In future filings we will no longer employ the term “frustrated”.

SEC Comment 11:  Please reconcile for us the amounts described as cash used in operating activities and cash provided in financing activities to the corresponding amounts from the statement of cash flows presented on page 36.

Arrayit Response 11:

We will revise the Management Discussion to read:

“We used $125,963 in financing activities for the year ended December 31, 2009 which included repayments of $386,443 of notes payable and $271,250 proceeds from the sale of royalty interests in our subsidiary.”

Item 8, Financial Statements, page 31

Statements of Operations, page 34

SEC Comment 12:  Please explain to us why you report research and development and legal expenses outside of operating expenses.  Research and development and legal costs are normally operating expenses.  Accordingly, please explain the basis in GAAP for your presentation.

Arrayit Response 12:

The Company determined that the amounts were material and warranted separate disclosure.  Inadvertently the presentation showed these items as being outside of operating expenses, which was not appropriate.  In future filings, both Research and Development as well as Legal Costs will be included in operating expenses.

Note 6, Accounts Receivable Sold with Recourse, page 42

SEC Comment 13:  Please tell us how you determined that the proceeds from receivables factored with recourse are sales as opposed to borrowings.  Please tell us how your accounting is appropriate under FASB Codification Topic 860.

Arrayit Response 13:

The Company looked at the three criteria contained in ASC 860-10-40-5 to determine whether the Company had surrendered control of the accounts receivable and had received consideration other than a beneficial interest.   In arriving at this conclusion the Company addressed the whether the following criteria were met:

1. The transferred assets have been isolated from the transferor and have presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

The contract between the Company and the Factor does not permit the Company to revoke the sale.   The Accounts Receivable were sold to the Financial Institution itself, and not a special purpose entity or a bankruptcy remote entity.   Hence the first of the ASC 860-10-40-5 criteria was met.

2. The transferee has the right to pledge or exchange the assets and thus obtain all or most of the cash inflows that are the primary economic benefits of financial assets.

There are no restrictions placed upon the Factor limiting it from reselling or pledging the acquired accounts receivable.  Hence the second of the ASC 860-10-40-5 criteria was met.

3. The transferor does not maintain effective control over the transferred assets.

The factoring agreement does provide for a guarantee [recourse] of the collection of the accounts receivable sold; however the Company under the agreement relinquished all control over the accounts receivable.  Should the sold Accounts Receivable not be collected by the Factor then the Company is required to refund the advance to the factor or substitute new security.  In no case does the receivable revert back to the company. Hence the third of the ASC 860-10-40-5 criteria was met.

Note 14, Commitments and Contingencies, page 50

SEC Comment 14:  Please tell us how the jury awards were accounted for and the basis in GAAP for the accounting applied.  Please also describe the accounting for the subsequent court ruling rendered in April 2010.  In that regard, we see the significant liability accrued for legal matters in accounts payable.

Arrayit Response 14:

At the time of the preparation of the 2009 financial statements the Jury Award was still under appeal.   As there was uncertainty as to decision of the Appeals Court, the Company determined it was inappropriate to recognize all or any of the Jury award until the uncertainty was clarified – i.e. until the Appeals Court had rendered their opinion and the period to appeal to the Supreme Court had expired.  In reaching this conclusion, the Company relied upon the guidance in ASC 450-30-25-1. Hence, no recognition of the contingent gain [Jury award] was recorded in the books of account of the Company.   The Company was mindful of the guidance offered by 450-30-50-1 in drafting the notes to the financial statements to ensure that the reader was not mislead as to the likelihood of realization.

Costs of the law suit, including Attorney and Expert Fees were expensed as incurred.  These costs include the legal expenses referred to in the Commission’s Comment 14.  The Company concluded that deferring the legal and expert fees until the conclusion of the law suits constituted a gain contingency and therefore following the guidance in ASC 450-30-25 expensed the costs as incurred.

Item 9A(T), Controls and Procedures, page 54

SEC Comment 15:  Please amend your filing to provide management’s assessment of internal control over financial reporting as of December 31, 2009.  Please refer to Item 308T of Regulation S-K and Exchange Act Rule 13a-15(c).

Arrayit Response 15:

We will revise our comments and amend our filing accordingly.

SEC Comment 16:  You disclose that you did not use a recognized framework for your evaluation of internal control over financial reporting.  Please tell us how your evaluation fulfills the requirement set forth in Exchange Act Rule 13a-15(c).  Under that rule, your evaluation of internal control over financial reporting must utilize a suitable, recognized control framework that is established by a body or group that has followed due process procedures, including the broad distribution of the framework for public comment.  Please appropriately apply the requirement in your amended filing.

Arrayit Response 16:
We will revise our filing to indicate we did indeed use a recognized framework for our evaluation of internal control.

Item 10, Directors, Executive Officers

SEC Comment 17:  Please revise your filing to provide for each of your directors a discussion of the specific experience, qualifications, attributes or skills that led to your conclusion that they should serve as your director in light of your business and structure.  Refer to Item 401(c) of Regulation S-K as revised by the Securities Act Release No. 9089 (December 16, 2009).  Also please provide the ages of each of your directors and executive officers as required by Regulation S-K Item 401(a) and (b).

Arrayit Response 17:

We will revise our filing to provide the additional disclosure.

Code of Ethics, page 56

SEC Comment 18:  We note the penultimate paragraph on page 56.  Please tell us how you have complied with Regulation S-K Item 406(c).

Arrayit Response 18:

The Company has previously filed a copy of its Code of Ethics with the Commission.

Exhibit Number	Description	Previously Filed as Exhibit	File Number	Previously Date Filed

3.6	Code of Ethics	Exhibit 14 to the Registrant's Report on Form 10K	0001-059016	04/15/2009

In future filings the Company will add an undertaking to provide to any person without charge, upon request, a copy of such code of ethics, upon written request mailed to the Company’s offices in Sunnyvale California.

Section 16(a), page 56

SEC Comment 19:  With a view toward clarified disclosure, please tell us why no disclosure was provided pursuant to Regulation S-K Item 405(a)(1)-(2).  In this regard, tell us when the individuals identified in the table on page 57 filed the statements required by Section 16(a) of the Exchange Act related to the stock awards mentioned in that table.

Arrayit Response 19:

The individuals will file with the Commission the statements required by Section 16(a) of the Exchange Act.

Item 11, Executive Compensation, page 57

SEC Comment 20:  We note the stock awards column in your table on page 57.  Please revise your filing to provide the information required by Item 402(n)(2)(v) as revised by section 11.A.2 of Securities Act Release No. 9089.  Also provide the disclosure required by Instruction 1 to that item and Item 402(n)(2)(vi).

Arrayit Response 20:

We will revise our filings to comply with Item 402(n)(2)(v).

SEC Comment 21:  With a view toward disclosure, please tell us the nature of the compensation disclosed in the “all other compensation” column.  In this regard, tell us why the royalty payments to Mark Schena referenced in the first paragraph on page 59 are not disclosed in the table, or revise your summary compensation table accordingly.

Arrayit Response 21:

We will revise the disclosure to show the Royalty Payments.

SEC Comment 22:  Please revise to provide the narrative disclosure required by Regulation S-K Item 402(o), including the term of your executive officer’s employment agreements and the stock award grants disclosed in the table on page 57.

Arrayit Response 22:

We will revise our disclosure to include the term of our executive officer’s employment agreements and the stock award grants disclosed in the table on page 57.

SEC Comment 23:  Given the stock awards mentioned on page 57, please tell us why you have not provided the table required by Item 402(p) of Regulation S-K.

Arrayit Response 23:

We will revise our disclosure and file an amendment to our filing on Form 10K.

Item 15, Exhibits, page 59

SEC Comment 24:  We note that you have filed almost no exhibits, including those related to your government documents.  See Item 601(b)(3) of Regulation S-K.  In future filings, please ensure that you have filed or incorporated by reference all required exhibits.  For guidance on this requirement, please refer to the exhibit table in Regulation S-K Item 601.

Arrayit Response 24:

We will ensure that in all future filings we will have filed or incorporate by reference all required exhibits.

SEC Comment 25:  Please file as exhibits the note payable to “Sov Cap”, Wells Fargo, and your related parties referenced on page 45 or tell us why you are not required to file these agreements pursuant to Regulation S-K Item 601.

Arrayit Response 25:

The SovCap notes have been previously filed as indicated below:

Exhibit Number	Description	Previously Filed as Exhibit	File Number	Previously Date Filed

10.4	Form of Securities Purchase Agreement for 8.0% Senior Secured Convertible Notes	Exhibit 10.1 to Registrant's Current Report on Form 8-K	001-16381	2/28/05
10.5	Form of Security Agreement	Exhibit 10.4 to Registrant's Current Report on Form 8-K	001-16381	2/28/05
10.6	SovCap Equity Partners, Ltd., Notes	Exhibit 10.3 to the Registrant's Report on Form 10K/A	0001-059016	09/17/2009

We will file the Wells Fargo Notes payable and the related party notes as exhibits to our forthcoming Form 10K for the year ended December 31, 2010.

SEC Comment 26:  We note the certifications required by Item 601(b)(31) and (32) were not separately filed as exhibits.  Please ensure that any exhibits you file are separately tagged with the correct exhibit number in EDGAR.

Arrayit Response 26:

In future filing we will ensure that any and all exhibits will be separately tagged with the correct exhibit number in EDGAR.

SEC Comment 27:  We note that you have redacted information from the exhibits filed with your Form 8-Ks on December 9, 2010 and December 10, 2010.  Please tell us when you filed the required confidential treatment request regarding the redacted information.  Refer to Rule 24B-2 and Staff Legal Bulletin No. 1 available on our website at
http://www.sec.gov/interps/legal/slbcflr.htm

Arrayit Response 27:

We will file a request for confidential treatment regarding the redacted information in the near future.

Signatures, page 60

SEC Comment 28:  In future applicable filings, please indicate below the second paragraph of text which individual is signing in the capacity of principal accounting officer or controller.  Also, please clarify who is signing in the capacity of principal financial officer, we note the conflicting information next to the first and last signature.

Arrayit Response 28:

In future filings we will include and indication below the second paragraph of text to indicate which individual is signing in the capacity of principal accounting officer.

Statement

Arrayit Corporation acknowledges that:

--the company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

--the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed and submitted by:

William L. Sklar

Chief Financial Officer
January 13, 2011